2004 FIRST QUARTER REPORT












COMMITMENT TO
EXCELLENCE

Brompton is regarded as one of the finest and most highly respected providers of financial products and management services to individual and institutional clients in Canada.

Through a disciplined commitment to excellence, Brompton has grown its assets under management to over $1 billion in the past two years, establishing a solid foundation that will continue to deliver strong returns to its investors and clients. Brompton's success has been achieved by offering investments to the public which combine excellent value, integrity and superior performance. Brompton's management and directors are a well respected group of accomplished business leaders who maintain the highest levels of corporate governance. The extensive experience, track record and integrity of its people are Brompton's most valuable assets.

Message to Shareholders

We are pleased to provide the unaudited financial results of USA REIT Fund LLC for the three months ended March 31, 2004. The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the unaudited financial statements and accompanying notes. All financial figures are in Canadian dollars unless otherwise noted.

The Fund

USA REIT Fund LLC is a limited liability company that was incorporated in the state of Delaware. It trades on the Toronto Stock Exchange under the symbol URF. USA REIT Fund commenced operations on December 17, 2003 following the completion of its initial public offering of shares that raised $27.2 million. On January 16, 2004, a further $500,000 of the offering was completed as a result of the exercise of the over allotment option granted to the agents of the offering. The Fund's investment portfolio is actively managed by INVESCO Real Estate which is located in Dallas, Texas. INVESCO is a subsidiary of AMVESCAP, PLC., an international investment company with approximately US$345 billion in assets under management. The Fund invests in a broadly diversified portfolio of US real estate investment trusts in order to deliver to investors regular monthly distributions. Brompton Capital Advisors Inc. is the administrator of the Fund and is responsible for providing or arranging for the provision of administrative services required by the Fund. The Fund is RRSP, DPSP, RRIF and RESP eligible and constitutes foreign property for such plans.

Objectives

USA REIT Fund's investment objectives are to provide shareholders with regular cash dividends and to achieve appreciation in the net asset value per share. The Fund strives to achieve these objectives through investment in a professionally managed portfolio consisting primarily of US REIT securities. The return to shareholders will be dependent on the performance of the investments comprising this portfolio.

Net Asset Value

During the three months ended March 31, 2004, the Fund achieved a 10% increase in net asset value broken down as follows.

	Per Share
Net investment income	$ 0.09
Net realized gains on investments, foreign currency transactions and forward contracts	0.07
Net change in unrealized gains on investments, foreign currency transactions and forward contracts	0.95
Results of operations	1.11
Less: dividends	(0.18)
Increase in net asset value	$ 0.93

Subsequent to the end of the quarter, the net asset value of the Fund weakened coincident with concerns in the market about rising interest rates.

Liquidity and Capital Resources

The Fund may borrow up to 25% of the total assets of the Fund to purchase portfolio investments and a further 2.5% of total assets for working capital purposes.

As of March 31, 2004, the Fund had borrowed $8.7 million (US$6.6 million) under its credit facilities which represented 23.4% of total assets. The Fund's borrowings consisted of a US$3.5 million 3 year term loan at an interest rate of 3.45%, a US$3.0 million loan based on LIBOR and a US$130,000 loan based on the US prime rate.

The Fund has received approval for a normal course issuer bid that allows it to purchase up to 267,000 common shares through January 22, 2005 for cancellation when shares trade below the net asset value per share. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. For the three months ended March 31, 2004, 25,900 common shares were purchased for cancellation at an average price of $9.43 per share.

Investment Portfolio As of March 31, 2004, the Fund's portfolio included 36 REIT equity securities and 26 REIT preferred securities. The Fund is diversified by type of real estate and by geography as shown in the accompanying pie charts.

Hedging Strategy

Immediately following the closing of its initial public offering, the Fund entered into foreign currency forward contracts to hedge its US currency position back to Canadian dollars. At March 31, 2004, these contracts had an unrealized gain of $0.5 million. This appreciation has offset the exchange losses on the Fund's US dollar assets. The Fund's portfolio value has been hedged through the use of a five-year currency forward representing approximately 75% of the Fund's assets with the balance in short-term currency forwards with 30 day maturities. The Fund has also entered into currency forwards which approximately represent the Fund's foreign exchange exposure for 12 months of distributions. In addition to providing protection against currency exchange rate movements, the forward contracts allow the Fund to realize a benefit equal to the interest rate differential between the US and Canada over the term of the contract. As a result, the Fund will earn about .50% per annum from the five year hedges over the term of the hedge and currently earn 1.10% per annum for the short-term hedges.



Regional Diversification
Pacific 17%
Southeast 20%
Southwest 10%
Mountain 6%
Mideast 14%
East North Central 11%
West North Central 5%
Northeast 17%



Portfolio Mix
Apartments 4%
Specialty 1%
Shopping Centres 10%
Diversified 8%
Freestanding 4%
Self-Storage 4%
Regional Malls 10%
Healthcare 18%
Office 16%
Industrial 6%
Manufactured Homes 1%
Industrial/Office 8%
Lodging/Resorts 10%

Dividends

For the three months ended March 31, 2004, the Fund distributed US$0.135 (Cdn$0.18) per share. The Fund declares and pays dividends in US dollars.

Tax Treatment of Dividends

On a monthly basis, the Fund determines the portion of the dividend that is taxable and subject to US withholding tax. The Canada-United States Income Tax Treaty currently provides that the taxable portion of dividends paid by the Fund to a Canadian resident are generally subject to withholding tax at a rate of 15%. Investors receive a credit for the full amount of tax withheld. Registered accounts, such as an RRSP or RRIF, are generally exempt from such withholding tax.

On an ongoing basis, the Fund intends to distribute to its shareholders, substantially all of its investment company taxable income and net realized capital gains to maintain its status as a regulated investment company and to ensure the Fund is not subject to US federal income and excise taxes.

Dividend Reinvestment Plan

The Fund adopted a Dividend Reinvestment Plan (the "Plan"), which allows shareholders who are resident in Canada to reinvest monthly dividends in additional shares of the Fund. The Plan provides shareholders with the opportunity to achieve compound growth of their investment, provides commission-free acquisition of additional shares and is available to registered and non-registered accounts. Shareholders can request enrolment in the Plan by contacting their Investment Advisor, who in turn will then notify the distribution department to effect such enrolment.

Shareholders may opt in or out of the Plan at any time, however, elections must be received at least 2 business days prior to the record date to be considered. All shares acquired pursuant to the Plan are credited to the shareholder's brokerage account monthly.

Shares acquired pursuant to the Plan will be purchased in the market at prevailing market prices during the 6 trading day period following the dividend payment date. The number of shares to be acquired for each shareholder will be equal to the amount of the dividend the shareholder would have received in cash divided by the average purchase price as discussed above. No fractional shares will be issued and as such, the shareholder will receive cash for these fractional shares.

All dividends, including those dividends reinvested under the Plan, will be required to be included in the shareholder's income for tax purposes.

Further information regarding the Plan can be obtained by contacting the Administrator or your Investment Advisor.

Outlook
Based on the current level of dividends and interest received from the Fund's investment portfolio, the Fund expects to be able to maintain its current dividend rate in the months ahead.

Respectfully submitted on behalf of the Board,

Peter A. Braaten   David E. Roode
Chief Executive Officer   *Chief Financial Officer*

May 25, 2004

This quarterly report contains forward-looking information. The Fund is not obligated to update or revise forward-looking information. Actual results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in the Fund's prospectus and other documents filed with regulatory authorities.

Portfolio Manager's Report

Market Conditions

REITs performed well during the first quarter of 2004 with the NAREIT Equity Index ("Index") returning 12.02%. REITs outperformed the broader equity markets; large cap stocks, represented by the S&P 500 Index, generated a 1.69% total return and small cap stocks, represented by the Russell 2000 Index, generated a 6.26% total return.

The overall economic outlook continues to improve. We expect broad equity stocks to generate more rapid earnings growth than REITs during the early stages of an economic recovery. Accordingly, investor preference for faster earnings growth (e.g. broad equity stocks) over relative stability and income (e.g. REITs) could cause REITs to lag broad equity indices in the current environment.

In addition to attractive first quarter performance, REITs have returned in excess of 50% over the past 12 months ended March 31, 2004. REITs have now outperformed the broader Dow Jones Industrial, S&P 500 and Russell 2000 indices over the last 1, 3, 5, 10, and 15 year periods ended first quarter 2004.

REIT performance has raised the issue of fair valuation. One widely-used REIT valuation metric is price-to-FFO ("Funds From Operations"), a measure similar to the P/E ratio for other equities. Over the last 10 years, price-to-FFO has averaged 9.7x and achieved a new high of 13.8x at the end of March, 2004. The previous peak multiple of 12.1x occurred in late 1997. A second widely-used REIT valuation measure, premium to net asset value per share ("NAV"), indicates that REITs, at the end of March, were trading near a 23% premium to NAV, well above the 4% average since 1993 and slightly below the 34% premium reached in late 1997.

Many investors believe premium valuations in the REIT market are justified during periods of trough earnings (the current REIT fundamental environment), because stock prices reflect or anticipate a period of attractive or above average earnings growth. Others believe that today's premium valuations are a prelude to REIT share price declines and footnote the tech bubble that occurred in the last decade. No one can be absolutely confident of the direction of future stock prices. We can, however, identify numerous catalysts that can influence an earnings recovery for REITs and, possibly, investors' preferences for the stability, income, and diversification characteristics that make the foundation for a strategic REIT investment allocation. Macro catalysts include interest rate increases, job growth trends, and global terrorism; REIT-specific catalysts include funds-flows into the REIT sector, changing opinions regarding valuation levels, and future earnings prospects. We cannot predict with any certainty the occurrence of these or other catalysts. As always, we will continue to evaluate the various market forces that affect REIT share performance and attempt to manage investments to obtain attractive risk-adjusted returns.

Since March 31, REIT share prices have declined, erasing more than all of first quarter performance. During April, the NAREIT total return was (14.58%), resulting in a YTD return of (4.32%). The initial catalyst for this negative performance was an unexpected favorable job growth announcement, on April 2nd and a continuing catalyst has been expectations of a new cycle of interest rate hikes by the US Fed. Since this announcement, income oriented investments have struggled, evidenced by negative returns for REITs and an increase in the US 10-year Treasury bond rate from 3.84% on March 31 to 4.51% on April 30th. The rate of performance decline has continued, albeit at a slower pace thus far in May. The recent negative performance has placed REIT indices back to approximately the beginning of fourth quarter 2003 levels. According to Wall Street pundits, REIT share valuations now much more closely approximate the values of their underlying assets. We do not believe the recent negative performance is reflective of a negative turn in real estate fundamentals. Rather, we believe signals of economic growth could eventually translate into demand for real estate and improving prospects for real estate investments. While many investors believe the majority of the valuation correction may have already occurred, further increases in interest rates, declining investor interest in income vehicles and other unexpected forces could translate into additional pressure on REIT share prices.

Your Fund

The USA REIT Fund seeks high monthly income and, secondarily, the potential for capital appreciation. It seeks to meet those objectives primarily through investing in publicly traded U.S. real estate investment trusts. Typically a REIT will specialize by property type, geographic location, or both. A REIT may own numerous properties that are managed with on-site staff and corporate real estate managers.

Because the Fund's primary objective is income, the Fund has maintained a meaningful exposure to REIT preferred stocks. At March 31, 2004, the percentage held in REIT common shares stood at 65.9% and REIT preferred shares stood at 34.1%. Although preferred shares provided positive total returns, their fixed-income characteristics caused them to lag the share price appreciation of REIT common stock during the first quarter of 2004, a period of dramatic upward price movement. Conversely, REIT preferred shares provided downside protection during the period of price decline of REIT common shares which followed the end of the first quarter. The Fund has and will continue to concentrate on adding relatively attractive dividend yields from common REIT shares with selective use of REIT preferred shares.

Portfolio Strategy

Portfolio strategy remains focused on generating attractive, stable dividends with the prospect for income and capital appreciation over the intermediate to long term. At March 31, 2004, the Fund was positioned with its largest property type holdings in retail (24%), office (22%), and healthcare (18%). The fundamental operating environment for REITs has not changed materially since year-end.



Statement of Assets and Liabilities *(Unaudited)*
(in Canadian dollars)

	Mar 31, 2004	Dec 31, 2003
Assets		
Investments, at market value (cost 2004 - $33,423,427; 2003 - $30,101,283)	$ 36,224,131	$ 29,705,448
Dividends and interest receivable	273,138	171,246
Receivables for investments sold	187,213	-
Unrealized gains on forward contracts (note 7)	476,593	907,629
Deferred financing costs (note 8)	71,487	86,024
Total assets	37,232,562	30,870,347
Liabilities		
Loans payable (note 8)	8,713,478	2,713,725
Amounts payable for investments purchased	137,996	1,864,646
Accrued organization and offering costs	5,269	680,000
Administration and investment advisory fees payable (note 5)	14,314	5,382
Accrued directors' fees and expenses	2,683	15,800
Accounts payable and accrued liabilities	82,586	176,257
Distributions payable (note 4)	162,290	70,299
Total liabilities	9,118,616	5,526,109
Net assets	$ 28,113,946	$ 25,344,238
Common shares outstanding (no par value, unlimited authorized) (note 3)	2,744,100	2,720,000
Net asset value per common share	$ 10.25	$ 9.32
Net assets consist of:		
Paid-in capital	$ 25,134,080	$ 25,163,916
Accumulated net investment income (loss) and capital gains dividends	(139,081)	(145,784)
Net realized loss on sale of investments and foreign currency transactions	(177,280)	(268,084)
Net realized gain on forward contracts	85,584	-
Unrealized gain (loss) on investments and foreign currency transactions	2,734,050	(313,439)
Unrealized gain on forward contracts	476,593	907,629
Net assets	$ 28,113,946	$ 25,344,238

The accompanying notes are an integral part of these financial statements.

Statement of Operations *(Unaudited)*
(in Canadian dollars)

	Three months ended Mar 31, 2004
Income	
Dividend income	$ 425,782
Interest income	6,446
	432,228
Expenses	
Administration fee (note 5)	18,073
Investment advisory fee (note 5)	22,089
Legal and tax	4,986
Audit fee	7,479
Valuation fees	11,847
Custodian fees	3,997
Directors' fees and expenses	15,517
Reports to shareholders	6,055
Insurance	4,249
Other general and administrative	16,421
Interest and bank charges (note 8)	67,858
Total expenses	178,571
Net investment income	253,657
Net realized gain on forward contracts	85,584
Net realized gain on sale of investments and foreign currency transactions	90,804
Net change in unrealized gain on investments and foreign currency transactions	3,047,489
Net change in unrealized gain on forward contracts (note 7)	(431,036)
Net increase in net assets resulting from operations	$ 3,046,498

Statement of Changes in Net Assets *(Unaudited)*
(in Canadian dollars)

	Three months ended Mar 31, 2004	Period from Dec 17, 2003* to Dec 31, 2003
Operations:		
Net investment income (loss)	$ 253,657	$ (153,284)
Net realized gain on forward contracts	85,584	-
Net realized gain (loss) on sale of investments and foreign currency transactions	90,804	(260,584)
Net change in unrealized gain (loss) on investments and foreign currency transactions	3,047,489	(313,439)
Net change in unrealized gain on forward contracts (note 7)	(431,036)	907,629
	$ 3,046,498	$ 180,322
Shareholder transactions:		
Proceeds from issuance of common shares, net (note 3)	461,250	25,035,256
Distributions to shareholders	(493,907)	(71,340)
Repurchase of common shares (note 3)	(244,133)	-
	(276,790)	24,963,916
Net increase in net assets	2,769,708	25,144,238
Net assets – beginning of period	25,344,238	200,000
Net assets – end of period	$ 28,113,946	$ 25,344,238

* Commencement of operations.

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows *(Unaudited)*

(in Canadian dollars)

	Three months ended Mar 31, 2004	Period from Dec 17, 2003* to Dec 31, 2003
Cash flows from operating activities:		
Results of operations	**$ 3,046,498**	$ 180,322
Adjustments to reconcile net cash used in operations:		
Net realized gain on sale of investments	**(76,550)**	-
Net realized gain on loans payable	**(54,059)**	-
Net change in unrealized gain on investments	**(3,195,612)**	394,889
Net change in unrealized gain on loans payable and foreign currencies	**102,234**	(35,674)
Net change in unrealized gain on forward contracts	**431,036**	(907,629)
Amortization of deferred financing costs	**14,576**	2,346
Increase in dividends and interest receivable	**(101,892)**	(171,246)
Increase in administration and investment advisory fees payable	**8,932**	5,382
Increase (decrease) in accrued directors' fees and expenses	**(13,117)**	15,800
Increase (decrease) in accounts payable and accrued liabilities	**(22,410)**	104,996
Increase (decrease) in accrued organization and offering costs	**(674,731)**	680,000
Purchase of investments (note 6)	**(7,799,015)**	(28,196,978)
Proceeds from sale of investments (note 6)	**2,410,545**	-
Return of capital	**140,921**	55,752
Cash used in operating activities	**(5,782,644)**	(27,872,040)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net (note 3)	**461,250**	25,035,256
Increase in loans payable	**5,951,578**	2,748,358
Deferred financing costs paid	**(71,300)**	(17,109)
Distributions paid to shareholders	**(401,916)**	-
Repurchase of common shares (note 3)	**(244,133)**	-
Cash provided by financing activities	**5,695,479**	27,766,505
Net decrease in cash and short-term investments	**(87,165)**	(105,535)
Cash and short-term investments, beginning of period	**94,465**	200,000
Cash and short-term investments, end of period	**$ 7,300**	$ 94,465
Supplemental information:		
Interest paid	**$ 42,018**	$ -

* Commencement of operations.

The accompanying notes are an integral part of these financial statements.

Statement of Financial Highlights *(Unaudited)*

(in Canadian dollars)

Selected Per Common Share Data		Three months ended Mar 31, 2004		Period from Dec 17, 2003* to Dec 31, 2003
Net assets – beginning of period	$	**9.32**	$	9.28[1]
Operations:				
Net investment income (loss) [2]		**0.09**		(0.06)
Net realized and unrealized gains from investments, foreign currency transactions and forward contracts		**1.02**		0.12
Total from operations		**1.11**		0.06
Shareholder transactions:				
Distributions		**(0.18)**		(0.02)
Net increase in net assets		**0.93**		0.04
Net assets – end of period	$	**10.25**	$	9.32
Market price – end of period	$	**9.40**	$	9.93
Total return [3]				
Based on net asset value (%) [5]		**12.05**		0.69
Based on market price (%) [5]		**(3.55)**		(0.44)
Ratios and supplemental data				
Net assets, end of period ($ millions)	$	**28.1**	$	25.3
Ratio of expenses to average net assets (%)[4]		**2.66**		2.48
Ratio of net investment income (loss) to average net assets (%) [5]		**0.94**		(0.61)
Asset coverage per $1,000 of loans payable	$	**4,226**	$	9,997
Portfolio turnover rate (%)		**7.58**		-
Average commission rate per share	$	**0.006**	$	0.062

*	Commencement of operations
(1)	Beginning per share amount reflects the $10.00 initial public offering price net of agents' fees of 5.25% and offering costs of $547,244.
(2)	Based on the weighted average common shares outstanding during the period.
(3)	Total return based on net asset value reflects changes in the Fund's net asset value during the period. Total return based on market value reflects changes in market value. Each figure includes reinvestments of dividends.
(4)	Annualized and includes administration, investment advisory, general and administrative expenses and interest and bank charges.
(5)	Not annualized.

The accompanying notes are an integral part of these financial statements

9 USA REIT Fund LLC

Statement of Investments *(Unaudited)*
As at March 31, 2004

		Cost (US)	Cost (CDN)	Market Value (US)	Market Value (CDN)	% of Portfolio
No. of Units						
7,319	**Money Market Funds**	$ 5,554	$ 7,319	$ 5,554	$ 7,300	0.0%
No. of Shares	**Common Stocks**					
	Apartments					
7,600	AMLI Residential Properties Trust	203,415	269,520	214,700	282,169	
4,000	Gables Residential Trust	132,650	175,761	145,000	190,566	
2,000	Mid-America Apartment Communities, Inc.	66,378	87,963	74,260	97,596	
8,100	Town & Country Trust	199,951	264,911	220,320	289,556	
		602,394	798,155	654,280	859,887	2.4%
	Diversified					
20,500	Colonial Properties Trust	803,560	1,068,582	836,400	1,099,239	
36,900	Crescent Real Estate Equities Company	610,025	805,617	663,093	871,470	
10,200	iStar Financial Inc.	394,128	522,195	431,460	567,046	
		1,807,713	2,396,394	1,930,953	2,537,755	7.0%
	Freestanding					
45,500	Commercial Net Lease Realty, Inc.	802,500	1,063,330	898,625	1,181,018	
4,800	Getty Realty Corp.	126,395	167,423	127,536	167,614	
		928,895	1,230,753	1,026,161	1,348,632	3.7%
	Healthcare					
32,600	Health Care Property Investors, Inc.	801,708	1,062,198	922,580	1,212,501	
16,500	Health Care REIT, Inc.	572,212	758,421	669,900	880,416	
30,300	Healthcare Realty Trust	1,076,342	1,427,829	1,293,810	1,700,390	
48,000	Nationwide Health Properties, Inc.	884,769	1,172,326	1,068,960	1,404,881	
15,300	Omega Healthcare Investors, Inc.	132,519	175,581	166,311	218,574	
47,400	Senior Housing Properties Trust	801,359	1,062,143	924,300	1,214,761	
		4,268,909	5,658,498	5,045,861	6,631,523	18.3%
	Industrial Properties					
18,200	First Industrial Realty Trust, Inc.	618,009	815,910	718,900	944,814	
6,000	Keystone Property Trust	125,529	166,314	145,860	191,697	
		743,538	982,224	864,760	1,136,511	3.1%
	Industrial/Office Properties					
9,900	Bedford Property Investors, Inc.	281,863	373,710	301,653	396,455	
4,800	Liberty Property Trust	180,812	239,504	216,000	283,878	
22,900	Maguire Properties, Inc.	523,364	693,771	586,240	770,466	
		986,039	1,306,985	1,103,893	1,450,799	4.0%
	Lodging-Resorts					
13,700	Hospitality Properties Trust	566,458	750,684	635,680	835,442	2.3%
	Office Properties					
21,600	Arden Realty, Inc.	640,370	848,418	698,328	917,778	
10,000	Brandywine Realty Trust	270,942	358,983	305,500	401,503	
4,200	CarrAmerica Realty Corporation	126,585	167,671	142,380	187,123	
14,400	Equity Office Properties Trust	402,974	533,924	416,016	546,749	
19,400	Glenborough Realty Trust, Inc.	368,047	488,297	433,590	569,846	
16,200	Highwoods Properties, Inc.	401,782	532,310	424,602	558,033	
26,600	HRPT Properties Trust	268,053	355,200	300,580	395,037	
2,900	Koger Equity, Inc.	60,993	80,791	68,063	89,452	
13,000	Mack-Cali Realty Corporation	523,873	693,922	583,830	767,299	
12,500	Prentiss Properties Trust	398,550	528,160	461,250	606,198	
		3,462,169	4,587,676	3,834,139	5,039,018	13.9%
	Regional Malls					
20,500	Glimcher Realty Trust	454,574	602,586	555,550	730,132	2.0%
	Self-Storage Facilities					
19,100	Public Storage, Inc. Class A	562,425	745,664	581,022	763,608	
11,300	Sovran Self Storage, Inc.	400,319	530,485	472,001	620,327	
		962,744	1,276,149	1,053,023	1,383,935	3.8%
	Shopping Centers					
23,300	Heritage Property Investment Trust, Inc.	663,824	879,636	724,630	952,345	
21,500	New Plan Excel Realty Trust	533,466	706,907	588,025	772,812	
6,100	Ramco-Gershenson Properties Trust	163,319	216,402	172,020	226,077	
		1,360,609	1,802,945	1,484,675	1,951,234	5.4%
	Total Common Stocks	$ 16,144,042	$ 21,393,049	$ 18,188,975	$ 23,904,868	65.9%

The accompanying notes are an integral part of these financial statements.

Statement of Investments continued *(Unaudited)*
As at March 31, 2004

No. of Shares		Cost (US)		Cost (CDN)		Market Value (US)		Market Value (CDN)	% of Portfolio
	Preferred Stocks								
	Apartments								
10,000	Apartment Investment & Management Co. - *Series T, 8%*	$ 258,000	$	330,962	$	257,000	$	337,762	
1,100	Mid-America Apartment Communities, Inc. - *Series F, 9.25%*	29,975		38,375		30,800		40,479	
8,000	Mid-America Apartment Communities, Inc. - *Series H, 8.3%*	212,400		279,051		210,400		276,518	
		500,375		648,388		498,200		654,759	1.8%
	Diversified								
8,000	Crescent Real Estate Equities Company - *Series B, 9.5%*	222,560		294,725		232,240		305,221	0.8%
	Industrial Properties								
10,000	Keystone Property Trust - *Series D, 9.125%*	273,500		362,182		275,500		362,076	
17,500	Keystone Property Trust - *Series E, 7.375%*	437,500		581,612		432,031		567,797	
		711,000		943,794		707,531		929,873	2.6%
	Industrial/Office Properties								
40,000	Maguire Properties, Inc. - *Series A, 7.625%*	1,000,000		1,297,650		1,031,600		1,355,780	
4,200	Bedford Property Investors, Inc. - *Series B, 7.625%*	105,000		137,319		105,000		137,996	
		1,105,000		1,434,969		1,136,600		1,493,776	4.1%
	Lodging/Resorts								
4,800	Hospitality Properties Trust - *Series B, 8.875%*	132,768		169,976		132,672		174,364	
40,000	Innkeepers USA Trust - *Series C, 8%*	1,000,000		1,330,300		1,020,000		1,340,535	
3,000	LaSalle Hotel Properties - *Series A, 10.25%*	86,400		114,415		83,010		109,096	
40,000	Winston Hotels, Inc. - *Series B, 8%*	1,000,000		1,300,350		1,012,800		1,331,072	
		2,219,168		2,915,041		2,248,482		2,955,067	8.2%
	Manufactured Homes								
8,000	Affordable Residential Communities Inc. - *Series A, 8.25%*	200,000		263,940		210,000		275,993	0.8%
	Office Properties								
3,000	Alexandria Real Estate Equities, Inc. - *Series B, 9.1%*	84,526		111,934		82,950		109,017	
8,000	HRPT Properties Trust - *Series A, 9.875%*	224,400		297,162		222,560		292,499	
8,000	Koger Equity, Inc. - *Series A, 8.5%*	217,520		288,051		211,280		277,675	
		526,446		697,147		516,790		679,191	1.9%
	Regional Malls								
3,000	CBL & Associates Properties, Inc. - *Series B, 8.75%*	165,150		218,700		163,050		214,288	
12,000	Glimcher Realty Trust - *Series F, 8.75%*	322,800		427,468		320,160		420,770	
44,900	Glimcher Realty Trust - *Series G, 8.125%*	1,124,362		1,467,604		1,162,910		1,528,354	
8,000	The Mills Corporation - *Series B, 9%*	222,400		282,593		222,720		292,710	
8,000	The Mills Corporation - *Series C, 9%*	220,800		292,394		222,000		291,764	
7,000	The Mills Corporation - *Series E, 8.75%*	190,400		252,137		191,800		252,073	
		2,245,912		2,940,896		2,282,640		2,999,959	8.3%
	Shopping Centers								
5,000	Developers Diversified Realty Corp. - *Series F, 8.6%*	134,250		177,781		136,250		179,067	
3,000	Federal Realty Investment Trust - *Series B, 8.5%*	82,350		109,052		82,920		108,978	
40,000	Kramont Realty Trust - *Series E, 8.25%*	1,000,000		1,311,400		1,092,400		1,435,687	
		1,216,600		1,598,233		1,311,570		1,723,732	4.8%
	Specialty Properties								
8,000	Entertainment Properties Trust - *Series A, 9.50%*	221,582		285,926		224,000		294,392	0.8%
	Total Preferred Stocks	9,168,643		12,023,059		9,368,053		12,311,963	34.1%
	Total	$ 25,318,239	$	33,423,427	$	27,562,582	$	36,224,131	100.0%

The accompanying notes are an integral part of these financial statements

1.   OPERATIONS

USA REIT Fund LLC (the "Fund") is a limited liability company organized under the laws of the State of Delaware on September 4, 2003 and is registered under the *United States Investment Company Act of 1940*, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company.   Administration of the Fund is provided by Brompton Capital Advisors Inc. (the "Administrator") and INVESCO Real Estate is the Investment Advisor.   The Fund was listed on the Toronto Stock Exchange and commenced operations on December 17, 2003 when it issued 2,700,000 common shares at $10.00 per unit through an initial public offering. On January 16, 2004, the Fund completed the issuance of an additional 50,000 common shares at a price of $10.00 pursuant to the exercise of the over-allotment option granted to the agents.   The investment objectives of the Fund are to provide shareholders with regular cash distributions and to achieve appreciation in the net asset value per share by investing in a portfolio of securities of US real estate investment trusts.

2.   SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require the use of certain estimates.   Actual results could differ from these estimates.   The following is a summary of the significant accounting policies followed by the Fund in the preparation of its financial statements. All figures are in Canadian dollars unless otherwise noted.

a)   Valuation of Investments

The Fund's investments are presented at market value.   Investments that are publicly traded are valued at their closing price. If a closing price is not available, these investments are valued using an average of the latest bid and ask prices.   Short-term investments having remaining maturities of 60 days or less are stated at amortized cost which approximates their market value.

b)   Investment Transactions and Income Recognition

Investment transactions are recorded on trade date and any realized gains or losses are recognized on the basis of specific identification of the securities sold.   Interest income is recognized on an accrual basis.   Dividend income is recorded on the ex-dividend date.   Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

c)   Foreign Currency Forward Contracts

The Fund may enter into foreign currency forward contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date.   The market value of the contract will fluctuate with changes in currency exchange rates.   The contract is marked-to-market and the change in market value is recorded as an unrealized gain or loss.   When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

d)   Income Taxes

The Fund intends to comply with the requirements of Sub-chapter M of the United States of America Internal Revenue Code necessary to qualify as a regulated investment company and, as such, should not be subject to U.S. federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders.   Accordingly, no income tax provision has been recorded.

e)   Foreign Exchange

The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange on each valuation date.   Unrealized gains and losses on investments include changes in foreign currencies.   Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

f)   Organization and Offering Costs

Costs incurred in connection with the organization of the Fund were expensed and costs incurred in connection with the offering of common shares were charged directly to paid-in capital.   An affiliate of the Administrator is responsible for offering costs which in combination with organization expenses, exceed 2.5% of gross proceeds raised by the Fund.

g)   Fair Value of Financial Instruments

The fair value of the Fund's financial instruments, which are composed of dividends and interest receivable, accrued organization and offering costs, administration and investment advisory fees payable, accrued directors' fees and expenses, accounts payable and accrued liabilities, distributions payable and loans payable approximate their carrying values.

Notes to Financial Statements
March 31, 2004 *(Unaudited)*

3. SHARE INFORMATION

Authorized

The Fund is authorized to issue an unlimited number of transferable, no par value common shares. Each common share entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Issued

	For the three months ended Mar 31, 2004	
	Number of Shares	Amount
Shares – beginning of period	2,720,000	$ 25,235,256
Over-allotment granted pursuant to initial public offering, net	50,000	461,250
Shares repurchased pursuant to normal course issuer bid	(25,900)	(244,133)
Shares – end of period	2,744,100	$ 25,452,373

On November 26, 2003, the Fund issued 20,000 common shares to an affiliate of the Administrator for proceeds of $200,000.

On December 17, 2003, the Fund completed its initial public offering of 2,700,000 shares at a price of $10.00 for proceeds, net of agents' fees and offering costs, of $25,035,256.

The Fund received approval from the TSX to undertake a normal course issuer bid program for the period from January 23, 2004 through to January 22, 2005. Pursuant to the issuer bid, the Fund can purchase up to 267,000 of its common shares for cancellation when the net asset value per unit exceeds its trading price. During the three months ended March 31, 2004, 25,900 common shares were purchased for cancellation at an average price of $9.43.

On January 16, 2004, the Fund completed the issuance of an additional 50,000 common shares at a price of $10.00 for proceeds, net of agents' fees and offering costs of $461,250.

The weighted average number of common shares outstanding for the three months ended March 31, 2004 was 2,759,353.

4. DISTRIBUTIONS PAYABLE TO SHAREHOLDERS

Distributions are made on a monthly basis to shareholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the three months ended March 31, 2004, the Fund declared total distributions of $0.18 (US$0.135) per share.

Pursuant to the Fund's distribution reinvestment plan, shareholders may elect to reinvest monthly distributions in additional shares of the Fund.

5. ADMINISTRATION, INVESTMENT ADVISORY AND DIRECTORS' FEES

Pursuant to an administration agreement, the Administrator provides administrative services to the Fund, for which it is paid a fee based on the net asset value of the Fund. If the net asset value exceeds $55 million, the Administrator will receive an annual fee equal to the sum of: (i) 0.30% of the net asset value for the first $10 million; (ii) 0.40% of the net asset value on the next $10 million; and (iii) 0.50% of the net asset value above $20 million. If the net asset value is less than $55 million, the Administrator will receive an annual fee equal to 45% of 1.10% of the net asset value which will be reduced by 0.014% of the net asset value for each $1 million of net asset value below $55 million and further reduced by 0.055% of the net asset value for each $1 million of net asset value below $30 million.

Pursuant to an investment advisory agreement, the Investment Advisor is authorized to invest, reinvest and manage the investments of the Fund in accordance with the investment objectives and subject to the investment restrictions as described in the prospectus of the Fund, for which it is paid a fee based on the net assets of the Fund. If the net asset value exceeds $55 million, the Investment Advisor will receive an annual fee equal to the sum of: (i) 0.80% of the net asset value for the first $10 million; (ii) 0.70% of the net asset value on the next $10 million; and (iii) 0.60% of the net asset value above $20 million. If the net asset value is less than $55 million, the Investment Advisor will receive an annual fee equal to 55% of 1.10% of the net asset value which will be reduced by 0.014% of the net asset value for each $1 million of net asset value below $55 million and further reduced by 0.055% of the net asset value for each $1 million of net asset value below $30 million.

The Fund has agreed to pay each of the independent directors of the Fund an annual fee of US$16,000.

Notes to Financial Statements
March 31, 2004 *(Unaudited)*

6.   INVESTMENT TRANSACTIONS

Investment transactions (other than short-term securities) for the three months ended March 31, 2004 are as follows:

Proceeds from sale of investments	$	2,597,758
Less cost of investments sold:		
Investments at cost – beginning of period		30,005,872
Investments purchased during the period		6,072,365
Return of capital		(140,921)
Investments at cost – end of period		(33,416,108)
Cost of investments sold during the period		2,521,208
Net realized gain on sale of investments	$	76,550

Brokerage commissions on investments purchased and sold during the period ended March 31, 2004 amounted to $1,611.

At March 31, 2004, the cost for US federal income tax purposes was $33,416,108 and the net unrealized gain for all securities was $2,800,723. This gain consisted of an aggregate gross unrealized gain for all securities in which there was an excess of market value over tax cost of $2,852,330 and an aggregate gross unrealized loss for all securities in which there was an excess of tax cost over market value of $51,607.

7.   FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio and future cash flow.

At March 31, 2004, the Fund has entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain (Loss)
8,657,909	6,520,000	April 22, 2004	$ 83,830
156,572	120,000	May 25,2004	(1,373)
156,703	120,000	June 22, 2004	(1,359)
156,830	120,000	July 22, 2004	(1,342)
156,970	120,000	August 23, 2004	(1,314)
157,090	120,000	September 22, 2004	(1,299)
157,193	120,000	October 22, 2004	(1,280)
157,310	120,000	November 22, 2004	(1,246)
157,414	120,000	December 22, 2004	(1,223)
157,505	120,000	January 24, 2005	(1,220)
161,976	120,000	February 24, 2005	3,167
160,536	120,000	March 24, 2005	1,652
19,785,600	14,400,000	December 17, 2008	399,600
			$ 476,593

The obligations of the Fund under these forward contracts are secured by a first-ranking security interest over all of the Fund's assets in connection with the Fund's credit agreement (note 8).

8.   LOANS PAYABLE

Pursuant to a credit agreement with the US agency of a Canadian chartered bank, the Fund has a US dollar 364-day renewable revolving operating line of credit ("Revolver") and a US dollar three year non-revolving term credit facility ("Term Credit Facility") maturing on December 19, 2006. The Revolver provides for maximum borrowings of US $4.0 million at either the US prime rate of interest or the LIBOR rate plus a fixed percentage. At March 31, 2004, the Fund had a US prime loan in the amount of US$130,000 and a US LIBOR loan in the amount of US$3.0 million under this facility. The Term Credit Facility provides for maximum borrowings of US$3.5 million. At March 31, 2004, the Term Credit Facility was fully drawn bearing interest at 3.45% which is fixed for the balance of the term. All of the Fund's assets have been pledged as collateral for amounts borrowed under the credit facilities and the lender has first charge over the assets. The credit agreement requires that the Fund maintain an asset coverage ratio of 3.0:1 at all times.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three months ended March 31, 2004, the Fund has recorded amortization of these costs in the amount of $14,576. The credit facilities are used by the Fund to purchase additional investments and for general Fund purposes. The average borrowings during the period were $6,514,379 (US$4,926,264) and the average interest rate was 3.31%.



Corporate Information

Directors & Officers:

Peter A. Braaten
Director & President and CEO

Sharon H. Sallows*
Chairman of the Board, Director

W. Andrew Krusen, Jr.*
Director

David E. Roode
Chief Financial Officer & Corporate Secretary

*Member of Audit and Corporate Governance Committee

USA REIT Fund LLC
425 Walnut Street
Cincinnati, Ohio 45202
USA

Brompton Capital Advisors Inc., the Administrator
Suite 2930, P.O. Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3

Phone: 416-642-6000
Fax: 416-642-6001



